SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                               							Unitil Resources, Inc.


                               							By:    /s/  Gail A. Siart
                                         -------------------------
								                                       Gail A. Siart
                                   								     Treasurer

Dated:  November 13, 1996








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _______________________________________________________________________________

Application of Unitil Corporation			)
                              						)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1		  )	RULE 24 UNDER THE PUBLIC
						                              )	UTILITY HOLDING COMPANY
(File No. 70-8074)				              )	ACT OF 1935
_______________________________________________________________________________

    	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation, on behalf of itself and its subsidiary, Unitil Resources, Inc. hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving the formation of a subsidiary company to provide consulting services to non affiliates (HCAR. No. 25816; File No. 70-8074; May 24, 1993) and its order approving the provision by that subsidiary of additional services including energy marketing and energy management services (HCAR. No. 26487; File No. 70-8773; May 31, 1996).

Exhibits

Exhibit A -	Description of the various consulting, energy marketing, energy management and other activities undertaken by Unitil Resources, Inc.

Exhibit B -	Statement of the amount of funds invested by Unitil in
          		Unitil Resources, Inc.

Exhibit C -	Description of staffing.

Exhibit D -	Description of the intellectual property.

Exhibit E -	Statement of energy marketing expenses incurred by Unitil
            Resources, Inc.

Exhibit F -	Statement of energy sales.

Exhibit G -	Financial Statements.



EXHIBIT A
Page 1 of 1


Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc:


     Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.


Consulting Services

A. Kingston-Warren Corporation Consultancy. An agreement was signed as of December 30, 1994 between Unitil Resources and Kingston-Warren Corporation (K-W) under which Unitil Resources will assist K-W in the conduct of studies relating to alternatives to K-W's current retail power supply arrangements. No charges have been assessed to date on this contract.


Energy Marketing Activities

A. New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This 24-month program allows 3% of all electric customers in the State of New Hampshire to purchase unbundled electricity from the supplier of their choice. Revenues generated from this activity during the third quarter of 1996, and for the year-to-date, were both $64,364.


Energy Management Services

No contracts/activities to date.




EXHIBIT B


Statement of the Amount of Funds Invested by Unitil Corporation in Unitil Resources, Inc.:



     The initial investment in Unitil Resources, Inc. was $10,000. There has been no further investment.














EXHIBIT C


Description of Staffing:


    	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the third quarter of 1996, and cumulatively to date, included regulatory, finance, accounting, marketing, energy management and administrative services and ranged in number from fifty to seventy-four employees on a part-time basis each month. The following are the percentages of time that were expended on Unitil Resources activities in the third quarter of 1996 and cumulatively to date:



	                 Consulting   	 Energy   	     Energy
                    & Other     Marketing        Mgmt.        Total

First  Quarter 	     0.20%		       0.00%		  	    0.00%		       0.20%

Second Quarter   		  0.00%		       3.40%		  	    0.00%	  	     3.40%

Third  Quarter  	    0.00%	       	2.13%	  	    	0.00%	       	2.13%

Fourth Quarter


Year To Date	        0.07%	       	1.84%	    	  	0.00%	       	1.91%









								EXHIBIT D


Description of the Intellectual Property:


	No intellectual property was purchased or received during the quarter.






EXHIBIT E

Statement of Energy Marketing Expenses:





  		                                   Quarter Ended	  	    Year-To-Date
		                                  September 30, 1996	  	     Period

Retail Energy Marketing Expenses		         $39,477     	   	  $457,775
Wholesale Energy Marketing Expenses		          --                		--

Total Energy Marketing Expenses		          $39,477		          $457,775







EXHIBIT F

Statement of Energy Sales:




                    		     Kilowatt Hour Sales
                            for Quarter Ended           Year to Date
                            September 30, 1996		     Kilowatt Hour Sales
Retail Energy Marketing
     Residential		              1,534,240		               1,534,240
     Commercial		                  92,088		                  92,088
     Industrial		                  58,049	                  	58,049

Total Retail Energy Marketing 		1,684,377	               	1,684,377

Wholesale Energy Marketing	          	--                      		--

Total Energy Marketing	        	1,684,377	               	1,684,377










EXHIBIT G
Page 1 of 5

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENTS OF EARNINGS
(UNAUDITED)

                        	  Three Months Ended 	       Nine Months Ended
                              September 30,		           September 30,
                         	 1996	        	1995       		1996		        1995

Revenues:
  Service Revenues	       $   --     		$239,590   		$15,427     	$651,260
  Electric Revenues	       64,364 		        --   		  64,364         		--
                          -------      --------     -------      --------
     Total Revenues	       64,364 	    	239,590 		   79,791 		    651,260

Operating Expenses:
   Purchased Power	        78,524         		--     		78,524         		--
   Administrative
      and General         	32,678 	    	167,516 	  	467,138 	    	417,314
                           ------       -------     -------       -------
  Total Operating
       Expenses	          111,202     		167,516 		  545,662     		417,314
                          -------       -------     -------       -------
 Operating Income	        (46,838)		     72,074 	 	(465,871)	    	233,946

 Nonoperating Income	       3,492 	        	105    		13,633         		210
                          -------        ------    --------       -------
Earning Before
   Income Taxes	          (43,346)      	72,179  		(452,238)     	234,156
Income Taxes:
   Current Federal	       (13,820)	     	22,933   	(142,998)		     74,150
   Current State	          (3,058)       	5,052 	  	(31,656)	     	16,391
                          -------        ------    --------       -------
   Total Income Taxes	    (16,878) 		    27,985 		 (174,654)      	90,541
	                         -------        ------    --------       -------
Net Income	              ($26,468)     	$44,194 		($277,584)    	$143,615



Exhibit G
Page 2 of 5

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEETS
(UNAUDITED)

                       	              September 30,		        	December 31
                                   1996		         1995	           1995
ASSETS:

Current Assets:
  Cash	                          $98,549		      $305,802        $411,781
  Accounts Receivable	            61,385           		--            		258
  Unbilled and Accrued Revenue	   25,081	        	25,824          	4,181
                                 -------         -------         -------
    Total Current Assets	        185,015		       331,626	       	416,220

Deferred Debits	                  22,915	           	--  	          	--
					                           --------        --------        --------
Total Assets                   	$207,930	      	$331,626	      	$416,220

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
 Accounts Payable	              $132,652	       	$48,799	       	$50,862
 Taxes Accrued & Other	            9,166	        	(1,052)	       	21,663
                                --------         -------         -------
    Total Current Liabilities	   141,818		        47,747	        	72,525

Stockholder's Equity:
 Common Stock, $1.00 par value
  Authorized - 10,000 shares
  Outstanding - 10,000 shares	       100		           100		           100
 Premium on Common Stock	          9,900	         	9,900	         	9,900
 Retained Earnings	               56,112       		273,879	       	333,695
                                  ------         -------         -------
  Total Stockholder's Equity	     66,112		       283,879		       343,695
					                           --------        --------        --------
Total Liabilities and Equity	   $207,930		      $331,626		      $416,220





Exhibit G
Page 3 of 5

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENTS OF CASH FLOWS
(UNAUDITED)


	                                               For the Nine Months Ended
                                                      September 30,
	                                                1996		             1995
Net Cash Flow from Operating Activities:

  Net Income	                                ($277,584)		        $143,615

  Change in Assets and Liabilities
  (Increase) Decrease in:
    Accounts Receivable	                       (61,127)           	65,564
    Unbilled and Accrued Revenue	              (20,900)    		     (16,876)
    Deferred Debits	                           (22,915)            	1,484
   Increase (Decrease) in:
     Accounts Payable	                          81,790		           (3,204)
     Taxes Accrued & Other	                    (12,496)          		16,504
                                              ---------           -------
Net Cash Provided by Operating Activities	    (313,232)		         207,087

Net Increase in Cash	                         (313,232)		         207,087
Cash at beginning of year	                     411,781		           98,715
                                              ---------           -------
Cash at September 30,	                         $98,549		         $305,802






Exhibit G
Page 4 of 5

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Nine Months Ended September 30, 1996
                                                   Other
                                       Electric    Energy    Energy
                       	  Consulting	    Power    Commodity   Mgmt.
                           & Other     Marketing    Sales    Services   Total

Net Cash Flow from
  Operating Activities:
 Net Income	                $7,958		  $(285,542)		    --     		--  		$(277,584)

Change in Assets
  and Liabilities
  (Increase) Decrease in:
    Accounts Receivable	       258		    (61,385)	    	--     		--    		(61,127)
    Unbilled and
      Accrued Revenue	       3,824	    	(24,724)    		--     		--    		(20,900)
    Deferred Debits           	--  	   	(22,915)    		--     		--    		(22,915)
  Increase (Decrease) in:
    Accounts Payable	      (20,450)	   	102,240	     	--     		--     		81,790
    Taxes Accrued & Other	  (4,115)	    	(8,381)    		--     		--    		(12,496)
                           --------     --------   ------    ------    --------
Net Cash Provided
  by Operating Activities	 (16,349)		  (300,707)    		--     		--  		 (313,232)


Net Increase in Cash			                                         						(313,232)
Cash at beginning of year									                                     411,781
                                                                      ---------
Cash at September 30,									                                         $98,549





Exhibit G
Page 5 of 5

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)



                                      	        For the Three Months Ended
                                                      September 30,
	                                                1996		            1995

Retained Earnings, Beginning of Period	        $82,580	        	$182,305

Net Income	                                    (26,468)	         	47,380
                                               --------         --------
Retained Earnings, End of Period	              $56,112		        $229,685




                                              	For the Nine Months Ended
                                                      September 30,
	                                                1996		           1995

Retained Earnings, Beginning of Period	       $333,696	       	$130,264

Net Income	                                   (277,584)        		99,421
                                              --------         --------
Retained Earnings, End of Period	              $56,112       		$229,685